Exhibit 99.2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

NetEase, Inc.

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 9999)

INSIDE INFORMATION

CERTAIN BUSINESS INFORMATION
RELATING TO CLOUD VILLAGE INC.

The information set forth below under the title “Certain Business Information Relating to Cloud Village” in this announcement is, or may be, inside information and may be considered material for shareholders of NetEase, Inc. (the “Company”). Accordingly, this announcement is issued pursuant to Rule 13.09 of the Rules Governing the Listing of the Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”) and under the Inside Information Provisions of Part XIVA of the Securities and Futures Ordinance (Cap. 571).

Reference is made to the announcement made by the Company on May 26, 2021, in which the Company announced its intention to spin-off Cloud Village Inc. (“Cloud Village”), a consolidated subsidiary of the Company, by way of a separate listing of the ordinary shares of Cloud Village on the Main Board of the Hong Kong Stock Exchange pursuant to Practice Note 15 of the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange (the “Proposed Separate Listing of Cloud Village”).

On November 16, 2021, in connection with the Proposed Separate Listing of Cloud Village, Cloud Village submitted its second post hearing information pack (the “November 16 PHIP”) to the Hong Kong Stock Exchange, which contains certain business information relating to Cloud Village. The November 16 PHIP is available for viewing and downloading from the Hong Kong Stock Exchange’s website at www.hkexnews.hk.

CERTAIN BUSINESS INFORMATION RELATING TO CLOUD VILLAGE

Cloud Village has incurred gross losses, net losses and net operating cash outflow in the years ended December 31, 2018, 2019 and 2020 and the six months ended June 30, 2021, as it has been focused on growing its user base via investing in its brand and high-quality content, rather than seeking immediate financial returns or profitability, in order to lay a solid foundation for long-term development. Despite a continued increase in its user base, Cloud Village may continue to incur gross and net losses and net operating cash outflow in the foreseeable future, including for the year ending December 31, 2021, due to its continued investments in content, technologies, marketing initiatives as well as research and development. Cloud Village may also continue to incur net losses in the foreseeable future due to changes in the macroeconomic and regulatory environment, competitive dynamics and its inability to respond to these changes in a timely and effective manner. It is not possible for Cloud Village to accurately predict when it will be able to achieve profitability. Cloud Village expects to remain loss-making for the years ending December 31, 2021, 2022 and 2023. Cloud Village’s net liabilities position after listing may potentially further deteriorate. If Cloud Village fails to ramp up scale, it may need further fundraising before reaching adjusted net profit and/or net operating cash flow breakeven.

Cloud Village estimates that its unaudited consolidated net loss for the year ending December 31, 2021 will record a substantial increase compared to the year ended December 31, 2020. Its estimated net loss for the year ending December 31, 2021 will be substantially impacted by the changes in fair value of its convertible redeemable preferred shares, increase of selling and marketing expenses and increase in research and development expenses.

With the increasing valuation of Cloud Village, fair value liabilities of its convertible redeemable preferred shares may continue to increase, and Cloud Village may continue to record fair value loss on its convertible redeemable preference shares. Its convertible redeemable preferred shares will be automatically converted into ordinary shares upon the listing, after which Cloud Village does not expect to recognise any further loss or gain on fair value changes from convertible redeemable preferred shares.

In line with its overall growth strategy, Cloud Village expects its selling and marketing expenses and research and development expenses to increase in the absolute amount in 2021 compared to 2020 as it invests in selling and marketing to grow its user base and user engagement, and further enhance its brand recognition. It has also invested in various other areas including research and development capabilities to further advance its technology and infrastructure, which would in turn improve the experience of its users.

As a result, Cloud Village expects its unaudited consolidated net loss for the year ending December 31, 2021 to substantially increase compared to the year ended December 31, 2020.

CAUTIONARY STATEMENT

The Proposed Separate Listing of Cloud Village is subject to, among other things, the obtaining of an approval from the Listing Committee of the Hong Kong Stock Exchange for the listing of, and permission to deal in, the ordinary shares of Cloud Village, and the final decisions of the board of directors of the Company and of the board of directors of Cloud Village. Shareholders and potential investors of the Company should be aware that there is no assurance that the Proposed Separate Listing of Cloud Village will take place or as to when it may take place. Shareholders and potential investors of the Company should therefore exercise caution when dealing in or investing in the securities of the Company.

By Order of the Board
NetEase, Inc.
William Lei Ding
Director

Hangzhou, China, November 16, 2021

As at the date of this announcement, the Board comprises Mr. William Lei Ding as the director, and Ms. Alice Cheng, Mr. Denny Lee, Mr. Joseph Tong, Mr. Lun Feng and Mr. Michael Leung as the independent directors.

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